UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
99.1	1Q13 Consolidated Earnings Results*
99.2	Report of 1Q 2013 Consolidated Results*

* The information, including the items, contained in this Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, except as otherwise expressly stated in such filing.

Item 99.1

May 2013

1Q13 Consolidated Earning Results

Colombian Banking GAAP

Disclaimer

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers
(Registro Nacional de Valores y Emisores), and in this capacity, it is subject to the control of the Superintendency of Finance. Grupo Aval is a not a
financial institution and is not supervised or regulated as a financial institution in Colombia.
As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions.
All of our banking subsidiaries, Banco de Bogot[], Banco de Occidente, Banco
Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has not been audited but has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100
of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, "Colombian Banking GAAP." Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian
Banking GAAP for each of our subsidiaries are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the
Superintendency of Companies (Superintendencia de Sociedades) and former
Superintendency of Securities (Superintendencia de Valores), currently the
Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval's web page. We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the
Superintendency of Finance; however, because we have filed 20F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between
Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders' equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking GAAP

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

                                                                               2

Highlights

[]   Net Income of Ps. 505.3 billion or $27.2 pesos/share for the 1Q2013 showed a 32.9% increase versus 1Q2012 results.

[]   Total assets grew by 12.0% to Ps. 128.4 trillion in the year ended March
     31, 2013.

[]   Net Interest Margin increased to 7.1% for 1Q2013 versus 6.6% in 1Q2012.

[]   Efficiency ratio improved to 43.8% in 1Q2013 from 50.1% in 1Q2012.

[]   Total Equity to Total Assets ratio improved to 11.6% at the end of 1Q2013 from 11.5% at the end of 1Q2012.

[]   Tangible Equity Ratio improved to 9.5% at the end of 1Q2013 from 9.2% at the end of 1Q2012.

[]   ROAA and ROAE for the twelve-month period ended March 31, 2013 were 2.2%
     and 18.2% respectively versus 2.1% and 20.1% for the twelve-month period ended March 31, 2012.

Other relevant Information:

[]   Acquisition of AFP Horizonte closed on April 18(th), 2013.

                                                                               3

Macroeconomic fundamentals

Strong GDP Growth

Real GDP Growth(% yoy)
Colombia
World
3.5%
2.8%
1.7%
(0.6%)
5.2%
4.0%
6.6%
4.0%
4.0%
3.2%
4.1%
3.3%

GDP per Capita[(1)]	2008	2009	2010	2011	2012	13P
	5.3	**5.1**	**6.3**	**7.1**	**7.9**	**8.2**

Source: IMF(Projections) and DANE. (1) Colombia nominal GDP per capita in thousands of USD, IMF.

Inflation vs. Nominal Interest Rates

Average	Central Bank's int. rate	DTF
1Q12	5.0%	5.3%
4Q12	4.6%	5.3%
1Q13	4.0%	4.8%

Inflation
Colombian Central Bank's Interest Rate
DTF
10.1%
9.5%
7.7%
4.6%
3.3%
1.9%

	2008	2009	2010	2011	2012	1Q13
Fx (EoP)	2,244	2,044	1,914	1,943	1,768	1,832
Variation	11.4%	-8.9%	-6.4%	1.5%	-9.0%	3.6%[(1)]

4

Macroeconomic fundamentals

Strong GDP Growth
[GRAPHIC OMITTED]

Inflation vs. Nominal Interest Rates
[GRAPHIC OMITTED]

        Central Bank's
Average                DTF
            int. rate
------- -------------- ----
 1Q12         5.0%     5.3%
 4Q12         4.6%     5.3%
 1Q13         4.0%     4.8%
------- -------------- ----

Fx (EoP)  2,244 2,044 1,914 1,943 1,768 1,832
Variation 11.4% -8.9% -6.4% 1.5%  -9.0% 3.6%(1)

Source: IMF and Banco de la Rep[]blica de Colombia. -- ANIF and Asobancaria
(Projections) (1) Change versus 2012 end of year. change versus 1Q12 is 2.2% .

                                                                               4

Assets

Figures in Ps. Trillions

Total Assets

1Q13 / 1Q12: 12.0%
114.6
127.6
128.4
1Q12
4Q12
1Q13

Assets Breakdown

1Q12

Others
20.4%
Investments
17.6%
Loans and
financial leases
62.0%
16.6%
Foreign (1)
83.4%
Colombian
operations

1Q13

Others
19.4%
Investments
17.5%
Loans and
financial leases
63.1%
18.1%
Foreign
81.9%
Colombian
operations

(1) Foreign operations reflect Central American operations.

5

Grupo AVAL

Assets
Figures in Ps. Trillions

Total Assets
[GRAPHIC OMITTED]

Assets Breakdown
[GRAPHIC OMITTED]

                                                                               5

Loans

Figures in Ps. Trillions

Gross loans

1Q13 / 1Q12: 14.0%
71.1
80.0
81.0
1Q12
4Q12
1Q13

Gross loans Breakdown

1Q12
1Q13
Growth
1Q13 vs. 1Q12
Microcredit
Mortgages
Financial leases
Consumer
Commercial
71.1
0.4%
5.6%
7.7%
28.5%
57.8%
81.0
0.4%
5.7%
8.1%
29.8%
56.1%
0.9%
14.7%
19.0%
19.4%
10.7%
1Q12
1Q13

6

Loans
Figures in Ps. Trillions

Gross loans
[GRAPHIC OMITTED]

Gross loans Breakdown
[GRAPHIC OMITTED]
                 Growth
          -------------
1Q12 1Q13 1Q13 vs. 1Q12
---- ---- -------------
                                                                               6

Loan portfolio quality

Loan provision expense / Average Loans

Charge offs / Average NPLs

63.0%
63.3%
57.6%
1Q12
4Q12
1Q13

Allowances / NPLs
Allowances / PDLs
2.06x
1.94x
1.87x
1.42x
1.39x
1.25x
1Q12
4Q12
1Q13

Allowances / Total loans 3.3% 3.2% 3.3%

NPLs / Total loans
PDLs / Total loans
2.3%
2.3%
2.6%
1.6%
1.6%
1.8%
1Q12
4Q12
1Q13

7

Loan portfolio quality

Loan provision expense / Average Loans
[GRAPHIC OMITTED]

Charge offs / Average NPLs
[GRAPHIC OMITTED]

                                                                               7

Funding

Figures in Ps. Trillions

Total Funding

1Q13 / 1Q12: 12.1%
95.1
106.9
106.7

Total Deposits

1Q13 / 1Q12: 11.0%
73.3
81.5
81.3

Deposits / Net Loans (%)

1.07x
1.05x
1.04x
1Q12
4Q12
1Q13

8

Funding
Figures in Ps. Trillions

Total Funding
[GRAPHIC OMITTED]

                     1Q12  4Q12  1Q13
-------------------- ----- ----- -----
Interbank Borrowings 3.9%  4.9%  4.7%
-------------------- ----- ----- -----
Long-Term Bonds      8.3%  9.1%  10.4%
-------------------- ----- ----- -----
Banks and Others     10.7% 9.7%  8.6%
-------------------- ----- ----- -----
Deposits             77.1% 76.2% 76.3%
-------------------- ----- ----- -----

Total Deposits
[GRAPHIC OMITTED]
                  1Q12  4Q12  1Q13
----------------- ----- ----- -----
Others            1.1%  1.2%  0.9%
----------------- ----- ----- -----
Savings deposits  39.3% 41.2% 41.1%
----------------- ----- ----- -----
Time deposits     34.6% 33.0% 34.4%
----------------- ----- ----- -----
Checking accounts 25.1% 24.7% 23.6%
----------------- ----- ----- -----

Deposits / Net Loans (%)
[GRAPHIC OMITTED]

                                                                               8

Capital

Figures in Ps. Trillions

Attributable Shareholders Equity

1Q13 / 1Q12: 12.6%
8.1
9.1
9.2
1Q12
4Q12
1Q13

Attributable Equity + Minority Interest

1Q13 / 1Q12: 12.8%

	1Q12	4Q12	1Q13
Total Equity	13.10	14.50	14.90
■ Attributable Shareholders Equity	8.10	9.10	9.20
■ Minority interest	5.0	5.40	5.70
Equity + minority interest / Assets	11.5%	11.4%	11.6%
Tangible capital ratio [1]	9.2%	9.3%	9.5%

Consolidated Capital Adequacy of our Banks

(%)	Banco de Bogotá 1Q12	Banco de Bogotá 1Q13	Banco de Occidente 1Q12	Banco de Occidente 1Q13	Banco Popular 1Q12	Banco Popular 1Q13	Banco AV Villas 1Q12	Banco AV Villas 1Q13
Primary capital (Tier 1)	12.3	12.7	7.9	8.7	8.7	9.4	12.0	11.8
Solvency Ratio	13.6	15.2	9.7	11.6	12.0	11.7	13.6	13.9

9

Grupo AVAL

Capital
Figures in Ps. Trillions

Attributable Shareholders Equity
[GRAPHIC OMITTED]

Attributable Equity + Minority Interest
[GRAPHIC OMITTED]

                                 1Q2013 4Q2013 1Q2014
-------------------------------- ------ ------ ------
Total Equity                      13.10  14.50  14.90
-------------------------------- ------ ------ ------
Attributable Shareholders Equity   8.10   9.10   9.20
-------------------------------- ------ ------ ------
Minority Interest                  5.0    5.40   5.70
-------------------------------- ------ ------ ------

Consolidated Capital Adequacy of our Banks
[GRAPHIC OMITTED]

                         (%) 1Q12 1Q13 1Q12 1Q13 1Q12 1Q13 1Q12 1Q13
Primary capital (Tier 1)     12.3 12.7  7.9  8.7  8.7  9.4 12.0 11.8
Solvency Ratio               13.6 15.2  9.7 11.6 12.0 11.7 13.6 13.9

(1) Tangible Capital Ratio is calculated as Shareholders Equity plus Minority
Interest minus Goodwill divided by Total Assets minus Goodwill.

                                                                               9

Yields and Margins

Net interest income

11.8%
11.9%
11.7%
6.8%
7.6%
8.6%
3.8%
4.0%
3.7%
1Q12
4Q12
1Q13
Avg. Yield on loans
Avg. Yield on investments
Avg. cost of funds

7.9%
8.0%
8.0%
6.6%
6.8%
7.1%
1Q12
4Q12
1Q13
Spread (Avg. Yield on loans - Cost of funds)
NIM

10

Yields and Margins
[GRAPHIC OMITTED]

Net interest income
             1Q13/
1Q12   1Q13
             1Q12
 1.5   1.9 23.1%

                                                                              10

Net Fees and other operating income

Figures in Ps. Billions

Net Fees[1]

1Q13 / 1Q12: 9.1%
568
633
620
1Q12
4Q12
1Q13

[1] Total fees and other service income minus fees and other services expenses.

Fee Income 1Q13

Other 12%
Pension plan management 18%
Fiduciary activities 7%
Credit Card fees 12%
Commissions from banking services 51%

Other operating income

1Q13 / 1Q12: 71.4%
240
231
412
1Q12
4Q12
1Q13

Other operating income 1Q13

11

Net Fees and other operating income
Figures in Ps. Billions

Net Fees(1)
[GRAPHIC OMITTED]

Fee Income 1Q13
[GRAPHIC OMITTED]

Other operating income
[GRAPHIC OMITTED]

Other operating income 1Q13
                                           1Q12      1Q13
-------------------------------------- --------- ---------
 Dividend Income                              63      181
 Foreign exchange (losses) gains, net         18        78
 Income from non-financial sector, net      101       110
 Other                                        58        44
-------------------------------------- --------- ---------
Total other operating income                240       412
-------------------------------------- --------- ---------

                                                                              11

Efficiency

 Operating Expenses
            1Q13/
1Q12 1Q13
            1Q12
1,262 1,372   8.8%

Operating expenses / Income
[GRAPHIC OMITTED]

Efficiency Ratio is calculated as Operating Expenses minus DandA divided by
Operating Income before net provisions.

Operating expenses / Average Assets
[GRAPHIC OMITTED]

Efficiency Ratio is calculated as annualized Operating Expenses minus DandA divided by average of total assets.

                                                                              12

Profitability

Figures in Ps. Billions

Net income

1Q13 / 1Q12: 32.9%
380
488
505
1Q12
4Q12
1Q13

	1Q12	4Q12	1Q13
EPS	**$20.5**	**$26.3**	**$27.2**

ROAA

	1Q12	4Q12	1Q13
ROAA LTM	**2.1%**	**2.1%**	**2.2%**

ROAE

	1Q12	4Q12	1Q13
ROAE LTM	**20.1%**	**17.8%**	**18.2%**

Grupo AVAL

13

Profitability
Figures in Ps. Billions

Net income
[GRAPHIC OMITTED]

(1) ROAE for each quarter is calculated as annualized Net Income attributable for Aval's shareholders divided by average shareholders' equity. (2) ROAA for each quarter is calculated as annualized Net Income before Minority Interest divided by average of total assets.

                                                                              13

[GRAPHIC OMITTED]

Item 99.2

Report of 1Q 2013 consolidated results
Information reported in Ps. billions(1) and under
Colombian Banking GAAP
(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to the control of the Superintendency of Finance. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has not been audited but has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”  Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report. For annualized calculations we use the income or expense amount for each quarter and multiply it by four.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian Banking GAAP for each of our subsidiaries are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the Superintendency of Companies (Superintendencia de Sociedades) and former Superintendency of Securities (Superintendencia de Valores), currently the Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval’s web page.  We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of Finance; however, because we have filed 20F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking GAAP

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Report of 1Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

May 20th, 2013.  Bogotá, Colombia - GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports  a consolidated net income result of Ps. 505.3 billion or $27.2 pesos/share for the first quarter 2013  showing a 32.9% increase as compared to first quarter 2012 results. As of 1Q2013 total assets of Grupo Aval totaled Ps. 128,353.2 billion, total liabilities excluding Minority Interest totaled Ps. 113,506.5 billion and total shareholders equity plus minority interest totaled Ps. 14,846.8 billion.

Highlights of 1Q2013 financial results:

•	Total average assets increased by 14.9% to Ps. 127,664.9 compared to 1Q2012 and by 1.2% compared to 4Q2012.

•
Net interest income increased by 23.1% compared to 1Q2012 and 6.6% compared to 4Q2012 mainly driven by: (i) a 14.8% growth in the average balance of total loans and financial leases between 1Q2012 and 1Q2013, (ii) an increase in the average yield on investments securities from 7.2% in 1Q2012 to 8.6% in 1Q2013, and (iii) a decrease in total cost of funds from 3.8% in 1Q2012 to 3.7% in 1Q2013.  Our annualized Net Interest Margin increased due to the above mentioned reasons to 7.1%  for 1Q2013 versus 6.6% in 1Q2012 and 6.8% in 4Q2012.

•	Efficiency ratio(1) improved to 43.8% in 1Q2013 from 50.1% in 1Q2012.

•
Net provision expense to average loans and financial leases was 1.6% during 1Q2013 versus 1.5% in 4Q2012 and 1.2% in 1Q2012. Charged off loans and financial leases to average loans and financial leases remained constant at  1.0% for 1Q2013, 4Q2012 and 1Q2012.

•
Capitalization ratios continued to show solid results with a ratio of Total Shareholders’ Equity plus Minority Interest to  Total Assets of  11.6% for 1Q2013 versus  11.5% for 1Q2012, and a Tangible Equity Ratio(2) of 9.5% for 1Q2013 versus  9.2% for 1Q2012.

•	ROAA(3) and ROAE(4) for 1Q2013 were 2.7% and 22.0% respectively versus 2.4% and 21.5% for 1Q2012.

Relevant events since December 31, 2012:

•
After receiving final approval from the Superintendency of Finance of Colombia, Grupo Aval closed the Horizonte Pension Fund acquisition, consolidating its position as the market leader in pension and severance fund management in Colombia.

•	Grupo Aval filed its 20F with the SEC on April 26th, 2013.

(1)	Efficiency Ratio is calculated as operating expenses minus depreciation and amortization expenses divided by operating income before net provision expense.
(2)	Tangible Equity Ratio is calculated as Shareholders Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill.
(3)	ROAA is calculated as annualized Income before Minority Interest divided by average total assets for each quarter.
(4)	ROAE is calculated as annualized Net Income divided by average total shareholders’ equity for each quarter.

1/15

Report of 1Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Balance Sheet and Income Statement in Col. Bking GAAP
Information in Ps.billions
				Change
	1 Q 2012	4 Q 2012	1 Q 2013	1Q 13 vs.	1Q 13 vs.
BALANCE SHEET				4 Q 12	1 Q 12
Cash and cash equivalents	12,438.2	13,398.9	13,448.3	0.4%	8.1%
Investment Securities, net	20,189.1	23,295.8	22,497.4	-3.4%	11.4%
Loans and financial lease losses, net	68,715.7	77,483.8	78,335.7	1.1%	14.0%
Goodwill, net	2,930.3	2,842.5	2,881.6	1.4%	-1.7%
Other assets, net	8,020.6	8,324.2	8,697.6	4.5%	8.4%
Reappraisal of assets	2,347.0	2,317.8	2,492.7	7.5%	6.2%
Total Assets	114,640.9	127,663.0	128,353.2	0.5%	12.0%
Total Deposits	73,292.2	81,463.3	81,326.8	-0.2%	11.0%
Other Funding	21,827.4	25,393.2	25,318.5	-0.3%	16.0%
Spot Transactions and Derivatives	258.8	323.3	196.6	-39.2%	-24.0%
Other liabilities	6,103.1	5,992.3	6,664.6	11.2%	9.2%
Total Liabilites excl. Minority Interest	101,481.5	113,172.2	113,506.5	0.3%	11.8%
Minority Interest	5,010.5	5,407.7	5,673.3	4.9%	13.2%
Shareholders' Equity	8,149.0	9,083.1	9,173.4	1.0%	12.6%
Total Liabilities, shareholders' equity and minority interest	114,640.9	127,663.0	128,353.2	0.5%	12.0%
INCOME STATEMENT
Total Interest Income	2,415.5	2,800.7	2,858.5	2.1%	18.3%
Interest expense	(891.0)	(1,041.4)	(982.2)	-5.7%	10.2%
Net Interest Income	1,524.6	1,759.3	1,876.2	6.6%	23.1%
Total provisions, net	(202.6)	(275.4)	(323.5)	17.5%	59.6%
Fees and other services income, net	568.1	633.4	619.9	-2.1%	9.1%
Other operating income	240.4	231.1	412.0	78.3%	71.4%
Operating expenses	(1,261.6)	(1,446.4)	(1,372.3)	-5.1%	8.8%
Non-operating income/(expense), net	114.4	290.9	62.4	-78.6%	-45.5%
Income before income tax expense and Minority Interest	983.3	1,192.8	1,274.7	6.9%	29.6%
Income tax expense	(328.8)	(368.3)	(411.9)	11.8%	25.3%
Net Income before Minority interest	654.5	824.5	862.8	4.6%	31.8%
Income attributable to Minority Interest	274.4	336.7	357.5	6.2%	30.3%
Net Income attributable to Grupo Aval shareholders	380.1	487.9	505.3	3.6%	32.9%
Principal Ratios				YTD March	YTD March
	1 Q 2012	4 Q 2012	1 Q 2013
				2012	2013
NIM (1)	6.6%	6.8%	7.1%	6.6%	7.1%
Efficiency Ratio (2)	50.1%	51.3%	43.8%	50.1%	43.8%
ROAA (3)	2.4%	2.6%	2.7%	2.4%	2.7%
ROAE (4)	21.5%	22.3%	22.0%	21.5%	22.0%
30 days PDL / Total Loans	2.3%	2.3%	2.6%	2.3%	2.6%
Provision Expense / Average Loans (5)	1.2%	1.5%	1.6%	1.2%	1.6%
Allowance / 30 days PDL	142.1%	139.2%	124.7%	142.1%	124.7%
Allowance / Total Gross Loans	3.3%	3.2%	3.3%	3.3%	3.3%
Charge Offs / Average Loans (5)	1.0%	1.0%	1.0%	1.0%	1.0%

Total Loans, net / Total assets	59.9%	60.7%	61.0%	59.9%	61.0%
Deposits / Total Loans, net	106.7%	105.1%	103.8%	106.7%	103.8%
Equity + Minority Interest / Assets	11.5%	11.4%	11.6%	11.5%	11.6%
Tangible Equity Ratio (6)	9.2%	9.3%	9.5%	9.2%	9.5%

Shares Outstanding (EOP)	18,551,766,453	18,551,766,453	18,551,766,453
Shares Outstanding (Average)	18,551,766,453	18,551,766,453	18,551,766,453
Common share price (EOP)	1,265	1,290	1,265
Preferred share price (EOP)	1,310	1,300	1,290
BV/ EOP shares in Ps.	439.3	489.6	494.5
EPS Quarter in Ps.	20.5	26.3	27.2

P/E annualized (7)	16.0	12.4	11.8
P/BV (7)	2.98	2.66	2.61

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio calculated as operating expenses minus D&A divided by operating income before provision expense, net; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE iscalculated asNetIncome attributable to Grupo Aval’s shareholders divided by the average of shareholders´ equity for each quarter; (5) Refers to average gross loans for the period; (6) Tangible Equity Ratio is calculated as Total Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill; (7) Based on Preferred share prices.

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Report of 1Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Balance Sheet Analysis

1.  Assets

Total assets as of March 31, 2013 totaled Ps. 128,353.2 billion showing an increase of 12.0% versus March 31, 2012 and 0.5% versus December 31, 2012. Growth in assets was mainly driven by a 14.0% last twelve month growth in Gross Loans and Financial Leases  to Ps. 81,009.2 billion and a 11.4% last twelve month growth in  Investment Securities, Net to Ps. 22,497.4 billion.

1.1 Loans and Financial Leases

Total Gross loans and financial leases increased by 14.0% between March 31, 2012 and March 31, 2013 to Ps. 81,009.2 billion driven by a 19.4% growth in Consumer loans to Ps. 24,132.7 billion, a 19.0% growth in Financial Leases to Ps. 6,536.9 billion, and a 10.7% increase in Commercial loans to Ps. 45,443.0 billion.

				Change
	1 Q 2012	4 Q 2012	1 Q 2013	1Q 13 vs.	1Q 13 vs.
Commercial				4 Q 12	1 Q 12
General purpose loans	28,526.2	32,256.9	33,084.2	2.6%	16.0%
Loans funded by development banks	1,932.3	1,661.9	1,560.2	-6.1%	-19.3%
Working capital loans	10,023.8	11,108.9	10,155.8	-8.6%	1.3%
Credit cards	212.9	242.6	267.8	10.4%	25.8%
Overdrafts	346.3	244.0	374.9	53.7%	8.2%
Total commercial	41,041.5	45,514.2	45,443.0	-0.2%	10.7%

Consumer
Credit cards	4,322.8	5,356.6	5,740.4	7.2%	32.8%
Personal loans	13,090.3	14,960.1	15,230.9	1.8%	16.4%
Automobile and vehicle loans	2,568.1	2,828.1	2,914.8	3.1%	13.5%
Other	238.2	235.5	246.6	4.7%	3.5%
Total consumer	20,219.4	23,380.2	24,132.7	3.2%	19.4%

Microcredit	288.3	290.9	290.8	-0.1%	0.9%
Financial leases	5,494.3	6,495.7	6,536.9	0.6%	19.0%
Mortgages	4,014.5	4,348.3	4,605.8	5.9%	14.7%
Total loans, Gross	71,058.0	80,029.4	81,009.2	1.2%	14.0%
Allowance for loan losses	(2,342.3)	(2,545.6)	(2,673.5)	5.0%	14.1%
Total loans, Net	68,715.7	77,483.8	78,335.7	1.1%	14.0%

Between March 31, 2012 and March 31, 2013, general purpose commercial loans grew the most in absolute terms while credit cards, both consumer and commercial, grew the most in relative terms.

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Report of 1Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

As of March 31, 2013, and in line with previous results, 57.6% of the net loan portfolio was generated at Banco de Bogotá, 21.2% at Banco de Occidente, 14.0% at Banco Popular and 7.2% at Banco Av Villas.

Net Loans / Bank ($)				Change
	1 Q2012	4 Q2012	1 Q2013	1Q 13 vs.	1Q 13 vs.
				4 Q 12	1 Q 12
Banco de Bogotá (includes BAC)	39,090.7	44,211.8	45,139.3	2.1%	15.5%
Banco de Occidente	14,426.5	16,387.0	16,592.2	1.3%	15.0%
Banco Popular	10,254.8	11,318.8	11,000.4	-2.8%	7.3%
Banco AV Villas	4,999.6	5,605.1	5,639.7	0.6%	12.8%
Eliminations	(55.9)	(38.9)	(35.9)	-7.8%	-35.8%
Total Grupo Aval	68,715.7	77,483.8	78,335.7	1.1%	14.0%
Net Loans / Bank (%)
	1 Q2012	4 Q2012	1 Q2013

Banco de Bogotá (includes BAC)	56.9%	57.1%	57.6%
Banco de Occidente	21.0%	21.1%	21.2%
Banco Popular	14.9%	14.6%	14.0%
Banco AV Villas	7.3%	7.2%	7.2%
Eliminations	-0.1%	-0.1%	0.0%
Total Grupo Aval	100.0%	100.0%	100.0%

As detailed below, of total of Grupo Aval’s loans, 83% are domestic and 17% are foreign (which reflect BAC results). Between 1Q2012 and 1Q2013,  growth in foreign loans  was  21.3% while growth in domestic loans was 12.7%.

				Change
	1 Q2012	4 Q2012	1 Q2013	1Q 13 vs.	1Q 13 vs.
				4 Q 12	1 Q 12
Domestic
Commercial	37,378.2	41,220.2	40,848.1	-0.9%	9.3%
Consumer	16,238.6	18,640.8	19,081.0	2.4%	17.5%
Microcredit	288.3	290.9	290.8	-0.1%	0.9%
Financial Leases	5,264.1	6,223.9	6,234.5	0.2%	18.4%
Mortgages	861.3	1,073.3	1,177.4	9.7%	36.7%
Total Domestic Loans	60,030.6	67,449.2	67,631.8	0.3%	12.7%
Foreign
Commercial	3,663.3	4,294.0	4,594.9	7.0%	25.4%
Consumer	3,980.8	4,739.4	5,051.7	6.6%	26.9%
Microcredit	-	-	-
Financial Leases	230.1	271.8	302.4	11.3%	31.4%
Mortgages	3,153.2	3,275.0	3,428.4	4.7%	8.7%
Total Foreign Loans	11,027.4	12,580.2	13,377.4	6.3%	21.3%
Total Loans, Gross	71,058.0	80,029.4	81,009.2	1.2%	14.0%

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Report of 1Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

CDE Loans to Total Loans as of March 31, 2013 was  3.5%, 30 days PDL to Total Loans was 2.6% and NPL to Total Loans was 1.8% versus 3.3%, 2.3% and 1.6% as of March 31, 2012 respectively. The slight deterioration in credit quality is consistent with higher growth in consumer loans than in commercial loans and with a slower GDP growth during 2H2012. As of 1Q2013, Grupo Aval showed sufficient coverage of its non-performing loans and financial leases with a coverage ratio of Allowance to CDE Loans of 0.9x and Allowance to 30 days PDL of 1.2x. Loan and Financial Leases provision expense, net of reversals to average total loans was slightly higher in 1Q2013 at 1.6% versus 4Q2012. Finally, charge offs to average total loans closed at 1.0% for both 1Q2013 and 1Q2012.

				Change
	1 Q2012	4 Q2012	1 Q2013	1Q 13 vs.	1Q 13 vs.
				4 Q 12	1 Q 12
"A" normal risk	66,487.8	75,259.1	75,742.7	0.6%	13.9%
"B" acceptable risk	2,218.6	2,107.0	2,411.9	14.5%	8.7%
"C" appreciable risk	1,017.7	1,293.9	1,399.9	8.2%	37.6%
"D" significant risk	845.0	913.4	974.7	6.7%	15.3%
"E" unrecoverable	488.8	455.9	480.1	5.3%	-1.8%
Total Loans	71,058.0	80,029.4	81,009.2	1.2%	14.0%
CDE Loans	2,351.6	2,663.2	2,854.6
30 Days Past Due Loans	1,648.1	1,828.3	2,143.6
Non Performing Loans(1)	1,135.1	1,310.5	1,431.8

CDE Loans / Total Loans	3.3%	3.3%	3.5%
PDL/Total Loans	2.3%	2.3%	2.6%
NPL/ Total Loans	1.6%	1.6%	1.8%

Allowance/ CDE Loans	1.0	1.0	0.9
Allowance/ PDL	1.4	1.4	1.2
Allowance/ NPL	2.1	1.9	1.9
Allowance/ Total Loans	3.3%	3.2%	3.3%

Provision Expense, net / CDE Loans	0.4	0.4	0.4
Provision Expense, net / PDL	0.5	0.6	0.6
Provision Expense, net / NPL	0.7	0.9	0.9
Provision Expense, net / Average total loans	1.2%	1.5%	1.6%

Charge Off / Average total loans	1.0%	1.0%	1.0%

(1) NPL defined as microcredit loans more than 31 days past due, consumer, mortgage and financial leases more than 61 days past due and commercial loans more than 91 days past due.

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Report of 1Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.2 Investment Securities

Investment securities, net grew by 11.4% to Ps. 22,497.4 billion between March 31, 2012 and March 31, 2013. Ps 18,729.5 billion of such amount is invested in fixed income securities, which grew by 6.4% between March 31, 2012 and March 31, 2013. Ps. 3,767.9 billion of total investment securities, net is invested in equity securities, which grew by 46.0% between March 31, 2012 and March 31, 2013. Increase in equity securities was mainly driven by an increase in Corficolombiana’s direct ownership of Promigas  S.A. E.S.P. (Corficolombiana´s investment totaled Ps. 667 billion)

				10 years
	1 year or less	1 - 5 years	5- 10 years		Total
				or more
1 Q 2012
Fixed Income securities, net:
COP denominated	3,681.6	6,567.1	3,673.6	615.0	14,537.3
USD denominated	1,286.2	1,406.7	362.1	16.9	3,071.8
Total Fixed Income securities, net	4,967.8	7,973.7	4,035.7	631.9	17,609.0
(% of Total Fixed Income Sec.)	28.2%	45.3%	22.9%	3.6%
Equity securities, net					2,580.0
Total Investment Securities					20,189.1
4 Q 2012
Fixed Income securities, net:
COP denominated	3,145.7	3,648.3	6,135.9	1,239.2	14,169.0
USD denominated	1,934.4	1,494.9	1,959.5	156.1	5,545.0
Total Fixed Income securities, net	5,080.1	5,143.2	8,095.4	1,395.3	19,714.0
(% of Total Fixed Income Sec.)	25.8%	26.1%	41.1%	7.1%
Equity securities, net					3,581.8
Total Investment Securities					23,295.8
1 Q 2013
Fixed Income securities, net:
COP denominated	2,941.4	4,673.8	4,576.6	1,265.0	13,456.8
USD denominated	1,729.5	1,645.1	1,889.1	8.9	5,272.6
Total Fixed Income securities, net	4,670.8	6,319.0	6,465.7	1,274.0	18,729.5
(% of Total Fixed Income Sec.)	24.9%	33.7%	34.5%	6.8%
Equity securities, net					3,767.9
Total Investment Securities					22,497.4

1.3 Cash and Cash Equivalents

As of March 31 2013, cash and cash equivalents balance of Ps. 13,448.3 billion had increased by 8.1% versus March 31, 2012.

1.4 Goodwill

Goodwill as of March 31, 2013 was Ps. 2,881.6 billion, decreasing by 1.7% versus March 31, 2012 due the net effect of (i) new acquisitions made by entities consolidated into Corficolombiana that generated Goodwill and (ii) expected amortization expenses.

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Report of 1Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

2. Liabilities excl. Minority Interest

As of March 31, 2013, funding represented 94% of total liabilities excluding minority interest and accounts payable and other liabilities represented 6%. This composition remained stable between 1Q2012 and 1Q2013.

2.1 Funding

Total Funding which includes (i)Deposits, (ii)Interbank borrowings and overnight funds, (iii) Borrowings from banks and other, (iv) Bonds, and (v) Bank acceptances had a balance of Ps. 106,645.3 billion as of March 31, 2013 showing an increase of 12.1% versus March 31, 2012 results. Within total funding, and as of March 31, 2013, total deposits represented 76% of total funding.

2.1.1 Deposits

Total Deposits grew by 11.0% to Ps. 81,326.8 billion from March 31, 2012 to March 31, 2013 driven by a 12% increase in interest bearing deposits to Ps. 69,684.1 billion in the same period of time. As of March 31, 2013, interest bearing deposits contributed with 86% of the total deposits while non-interest bearing deposits contributed with 14%. As of December 31, 2012 the contribution was  84% and 16% respectively.

				Change
	1 Q2012	4 Q2012	1 Q2013	1Q 13 vs.	1Q 13 vs. 1Q
				4 Q 12	12
Deposits:
Checking accounts	10,273.5	11,852.8	10,923.4	-7.8%	6.3%
Other	802.7	950.0	719.3	-24.3%	-10.4%
Non-interest bearing	11,076.2	12,802.8	11,642.7	-9.1%	5.1%
Checking accounts	8,086.8	8,249.6	8,281.4	0.4%	2.4%
Time deposits	25,337.8	26,865.0	27,994.1	4.2%	10.5%
Saving deposits	28,791.5	33,545.9	33,408.6	-0.4%	16.0%
Interest bearing	62,216.0	68,660.5	69,684.1	1.5%	12.0%
Total Deposits	73,292.2	81,463.3	81,326.8	-0.2%	11.0%

Of our total deposits as of March 31, 2013, checking accounts represented 23.6%, time deposits 34.4%, saving accounts  41.1% and other deposits  0.9%.

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Report of 1Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

As of March 31, 2013, deposits  contributed by Banco de Bogotá represented 62% of total deposits, by Banco de Occidente 20%, by Banco Popular 13%, and by Banco AV Villas 8%. Eliminations accounted for 3% of Total Deposits.

Deposits /
Bank ($)				Change
	1 Q 2012	4 Q 2012	1 Q 2013
				1Q 13 vs.	1Q 13 vs.
				4 Q 12	1 Q 12
Banco de Bogotá (includes BAC)	45,403.4	51,021.7	50,032.1	-1.9%	10.2%
Banco de Occidente	14,710.0	16,171.6	16,344.8	1.1%	11.1%
Banco Popular	9,697.2	9,436.6	10,186.8	7.9%	5.0%
Banco AV Villas	6,243.9	6,785.4	6,844.1	0.9%	9.6%
Eliminations	(2,762.2)	(1,952.0)	(2,081.0)	6.6%	-24.7%
Total Grupo Aval	73,292.2	81,463.3	81,326.8	-0.2%	11.0%
Deposits /
Bank (%)
Banco de Bogotá (includes BAC)	61.9%	62.6%	61.5%
Banco de Occidente	20.1%	19.9%	20.1%
Banco Popular	13.2%	11.6%	12.5%
Banco AV Villas	8.5%	8.3%	8.4%
Eliminations	-3.8%	-2.4%	-2.6%
Total Grupo Aval	100.0%	100.0%	100.0%

2.1.2 Borrowings from Banks and Other

As of March 31, 2013, borrowings from banks and other totaled Ps.9,221.9 billion, showing a decrease of 9.4% versus March 31, 2012 results. The decrease was driven by Banco de Bogotá´s payment of part of its financial obligations with  foreign banks.

2.1.3 Bonds

Total bonds as of March 31, 2013 totaled Ps. 11,077.2 billion showing an increase of 39.9% versus March 31, 2012. The main drivers of this increase were: (i) a USD 1.0 billion 10 year senior bond  issuance by Grupo Aval Limited under Reg S- Rule 144A in 3Q 2012, and (ii) a USD 500 million 10 year subordinated bond issuance by Banco de Bogotá under Reg S- Rule 144A in 1Q 2013.

3. Minority Interest

Minority interest in Grupo Aval reflects: (i) the minority stakes third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco Av Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). As of March 31, 2013 minority interest was Ps. 5,673.3 billion which increased by 13.2% versus March 31, 2012. Total minority interest was 38% of Total Equity plus Minority Interest both as of March 31, 2013 and March 31, 2012 since Grupo Aval’s ownership in its main consolidated entities did not change  in the twelve month period ended March 31, 2013. The Ps. 5,673.3 billion of total minority interest for 1Q2013 derives from the sum of the combined minority interests of our banks and of Grupo Aval,  and applying eliminations associated with the consolidation process of Grupo Aval.

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Report of 1Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

4. Attributable Shareholders’ Equity

Attributable shareholders equity as of March 31, 2013 was Ps. 9,173.4 billion showing an increase of 12.6% versus March 31, 2012.

				Change
	1 Q 2012	4 Q 2012	1 Q 2013	1Q 13 vs.	1Q 13 vs.
				4 Q 12	1 Q 12
Shareholders' Equity	8,149.0	9,083.1	9,173.4	1.0%	12.6%
Subscribed and paid in capital:
Common and preferred shares	18.6	18.6	18.6	0.0%	0.0%
Additional paid in capital	3,671.7	3,671.7	3,672.7	0.0%	0.0%
Retained Earnings	2,980.4	3,716.3	3,754.1	1.0%	26.0%
Equity surplus	1,478.4	1,676.6	1,728.1	3.1%	16.9%

The increase in attributable shareholders equity was the result of an increase in retained earnings and in equity surplus which reflected changes in unrealized gains of available for sale securities related to changes in market conditions and in equity inflation adjustments.

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Report of 1Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Income Statement Analysis

Our net income attributable to shareholders for 1Q2013 of Ps. 505.3 billion increased by 32.9% versus 1Q2012 and by 3.6% versus 4Q2012. Last twelve months growth in net income was driven by an increase in: (i) net interest income of 23.1% to Ps. 1,876.2 billion, (ii) fees and other service income, net of 9.1% to Ps. 619.9 billion, and (iii) other operating income of 71.4% to Ps. 412.0 billion. The above was partially offset by an increase in: (i) total provisions, net of 59.6% to Ps. 323.5 billion, (ii) operating expenses of 8.8% to Ps. 1,372.3 billion, (iii) income tax expense of 25.3% to Ps. 411.9 billion, and (iv) income attributable to minority interest of 30.3% to Ps. 357.5 billion, and by a decrease in non-operating income, net of 45.5% to Ps. 62.4 billion.

				Change
	1 Q 2012	4 Q 2012	1 Q 2013	1Q 13 vs.	1Q 13 vs.
				4 Q 12	1 Q 12
Total Interest Income	2,415.5	2,800.7	2,858.5	2.1%	18.3%
Interest expense	(891.0)	(1,041.4)	(982.2)	-5.7%	10.2%
Net Interest Income	1,524.6	1,759.3	1,876.2	6.6%	23.1%
Total provisions, net	(202.6)	(275.4)	(323.5)	17.5%	59.6%
Fees and other services income, net	568.1	633.4	619.9	-2.1%	9.1%
Other operating income	240.4	231.1	412.0	78.3%	71.4%
Operating expenses	(1,261.6)	(1,446.4)	(1,372.3)	-5.1%	8.8%
Non-operating income/(expense), net	114.4	290.9	62.4	-78.6%	-45.5%

Income before income tax expense and minority interest	983.3	1,192.8	1,274.7	6.9%	29.6%
Income tax expense	(328.8)	(368.3)	(411.9)	11.8%	25.3%
Net Income before Minority interest	654.5	824.5	862.8	4.6%	31.8%
Income attributable to Minority Interest	274.4	336.7	357.5	6.2%	30.3%
Net Income attributable to Grupo Aval shareholders	380.1	487.9	505.3	3.6%	32.9%

1. Net Interest Income

				Change
	1 Q2012	4 Q2012	1 Q2013	1Q 13 vs.	1Q 13 vs.
				4 Q 12	1 Q 12

Interest Income:
Interest on loans	1,878.1	2,133.7	2,125.7	-0.4%	13.2%
Interest on investment securities	336.4	434.2	500.4	15.2%	48.7%
Interbank and overnight funds	53.4	56.6	54.0	-4.5%	1.2%
Financial leases	147.7	176.2	178.4	1.2%	20.8%
Total Interest income	2,415.5	2,800.7	2,858.5	2.1%	18.3%
Interest expense:		-
Checking accounts	(32.3)	(43.1)	(39.7)	-7.9%	23.1%
Time deposits	(302.9)	(378.0)	(370.4)	-2.0%	22.3%
Saving deposits	(259.2)	(300.7)	(277.8)	-7.6%	7.2%
Total interest expense on deposits	(594.3)	(721.8)	(687.9)	-4.7%	15.7%
Interbank and overnight funds (expenses)	(44.0)	(54.2)	(39.7)	-26.7%	-9.6%
Borrowings from banks and others	(123.7)	(111.0)	(103.9)	-6.4%	-16.0%
Bonds	(128.9)	(154.4)	(150.7)	-2.4%	16.8%
Total Interest Expense	(891.0)	(1,041.4)	(982.2)	-5.7%	10.2%
Net Interest Income	1,524.6	1,759.3	1,876.2	6.6%	23.1%

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Report of 1Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Our net interest income increased by 23.1% to Ps 1,876.2 billion for 1Q2013 versus 1Q2012. The main reasons for this increase were:

•   An increase in total interest income of 18.3% to Ps. 2,858.5 billion driven by: (i) a 13.7% increase in interest earned on loans and financial leases to Ps. 2,304.0 billion associated with a 14.8% increase in the average of total loans and financial leases to Ps. 80,415.5 billion between 1Q2012 and 1Q2013 and despite a slight decrease in the annualized yield on loans and financial leases from 11.8% in 1Q2012 to 11.7% in 1Q2013. The decrease in yield is associated with a declining interest rate environment where average DTF rate for 1Q2013 (4.8%) was 50 bps lower than in 1Q2012 (5.3%); and by (ii) a 48.7% increase in interest earned on investment securities to Ps. 500.4 between 1Q2012 and 1Q2013 associated with a 17.0% increase in the average balance of investment securities  to Ps. 23,307.3 billion and an increase in the annualized yield on investments from 6.8% in 1Q2012 to 8.6% in 1Q2013.

•   An increase in total interest expense of 10.2% to Ps. 982.2 billion driven by an increase in the average balance of total funding of 14.5% to Ps. 106,592.8 billion between 1Q2012 and 1Q2013 and a decrease in the annualized cost of funds from 3.8% in 1Q2012 to 3.7% in 1Q2013. This decrease in cost, as in the case of the average yield on loans, was explained by a declining interest rate environment.

Our spread between average yield on loans and cost of total funds increased by 10 bps. between 1Q2012 and 1Q2013 from 7.9% to 8.0%. Our Net Interest Margin increased from 6.6% in 1Q2012 to 7.1% in 1Q2013.

2. Provision expense, net

Our total net provisions increased by 59.6% to Ps 323.5 billion for 1Q2013 versus 1Q2012. This increase was mainly attributable to higher net provisions for loan and financial lease losses, accrued interest and other receivables.

				Change
	1 Q2012	4 Q2012	1 Q2013	1Q 13 vs.	1Q 13 vs.
				4 Q 12	1 Q 12
Provisions for loan and financial lease losses, accrued interest
and other receivables, net	(225.1)	(304.8)	(347.6)	14.0%	54.4%
Recovery of charged-off assets	34.2	34.5	29.7	-13.8%	-13.1%
Provision for investment securities, foreclosed assets and
other assets	(14.5)	(24.0)	(9.1)	-61.9%	-37.0%
Recovery of provisions for investments securities, foreclosed
assets and other assets	2.7	18.9	3.5	-81.7%	27.4%
Total provisions, net	(202.6)	(275.4)	(323.5)	17.5%	59.6%

Our provisions for loan and financial lease losses increased by 53.0% in 1Q2013 versus 1Q2012 from Ps. 207.3 billion to Ps. 317.2 billion, and by 9.1% versus 4Q2012 results. The increase when compared to 1Q2012 results is attributable to higher growth in the consumer loan portfolio than in the commercial loan portfolio and to higher PDL for the period. Our ratio of annualized net provisions for loan and financial lease losses to average loan and financial leases was 1.6% for 1Q2013, 1.2% in 1Q2012 and 1.5% in 4Q2012. Our  delinquency ratio (Loans at least 30 days past due / Total gross loans)  increased from 2.3% as of March 31, 2012 to 2.6% as of March 31, 2013.

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Report of 1Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

3. Fee Income and Other Operating income, net

Total fees and other operating income, net increased by 27.6% to Ps 1,031.9 billion for 1Q2013 versus 1Q2012. Total fees and other services income, net increased by 9.1% Ps 619.9 billion while total other operating income increased by 71.4%, to Ps 412.0 billion for 1Q2013 driven by an increase in dividend income and an increase in foreign exchange and derivative gains.

				Change
	1 Q2012	4 Q2012	1 Q2013	1Q 13 vs.	1Q 13 vs.
				4 Q 12	1 Q 12
Fees and other services income:
Commissions from banking services	325.2	362.6	354.3	-2.3%	9.0%
Branch network services	7.7	7.1	7.0	-0.4%	-8.7%
Credit card merchant fees	81.9	102.4	85.2	-16.8%	4.0%
Checking fees	18.3	17.5	15.8	-9.5%	-13.4%
Warehouse services	44.4	45.7	41.9	-8.3%	-5.7%
Fiduciary activities	42.8	46.8	53.4	14.2%	24.8%
Pension plan management	112.7	127.2	135.8	6.7%	20.4%
Other	41.5	47.4	46.8	-1.4%	12.8%
Total fees and other services income	674.5	756.7	740.2	-2.2%	9.7%
Fees and other services expenses	(106.5)	(123.2)	(120.3)	-2.4%	13.0%
Fees and other services income, net	568.1	633.4	619.9	-2.1%	9.1%
Other operating income:
Foreign exchange (losses) gains, net	(132.8)	(1.1)	116.4	NA	-187.7%
Gains (losses) on derivative operations, net	151.3	73.2	(38.8)	-152.9%	-125.6%
Gains on sales of investments in equity securities, net	9.7	0.5	0.7	19.8%	-93.2%
Dividend income	62.7	4.9	180.7	NA	188.1%
Other	48.8	49.0	43.5	-11.3%	-10.9%
Income from Non financial Sector, net	100.7	104.5	109.6	4.9%	8.7%
Other operating income	240.4	231.1	412.0	78.3%	71.4%
Total Fee Income and Other Op. Income, net	808.5	864.5	1,031.9	19.4%	27.6%

4. Operating Expenses

Total operating expenses for 1Q2013 of Ps. 1,372.3 billion increased by 8.8% versus 1Q2012. Our efficiency ratio (cost to income) improved from 50.1% to 43.8%. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets also improved from 4.2% in 1Q2012 to 4.0% in 1Q2013.

5. Minority Interest

Minority interest in Grupo Aval reflects: (i) the minority stakes third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco Av Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). For 1Q2013, minority interest in the income statement was Ps. 357.5 billion, increasing 30.3% versus  1Q2012.  Minority interest to Income before minority interest remained stable in 1Q2012 and 1Q2013 with a ratio of 41.9% and 41.4% respectively.

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Report of 1Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group and a leading banking group in Central America. We provide a comprehensive range of financial services and products across the Colombian and Central American markets, ranging from traditional banking services, such as making loans and taking deposits, to pension and severance fund management. Grupo Aval comprises, among other companies, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Porvenir and Corficolombiana in Colombia, and BAC Credomatic in Central America.

Investor Relations Contacts

Tatiana Uribe Benninghoff
Financial Planning and Investor Relations Officer
Tel: +571 241 9700 x3297
E-mail: turibe@grupoaval.com

Carolina Fajardo Rivera
Investor Relations Analyst
Tel: +571 241 9700 x3292
E-mail: cfajardo@grupoaval.com

Diana Veronica Espitia Alvarez
Investor Relations Analyst
Tel: +571 241 9700 x3413
E-mail: despitia@grupoaval.com

13/15

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Quarterly Consolidated Balance Sheet				Change
				1Q 13 vs.	1Q 13 vs.
Information in Ps. Billions				4 Q 12	1 Q 12
	1 Q 2012	4 Q 2012	1 Q 2013
Cash and cash equivalents
Cash and due from banks	8,963.9	9,889.1	10,712.9	8.3%	19.5%
Interbank and overnight funds	3,474.3	3,509.8	2,735.3	-22.1%	-21.3%
Investment Securities
Trading	3,858.1	4,877.9	4,887.5	0.2%	26.7%
Available for Sale	10,666.6	11,577.9	10,608.9	-8.4%	-0.5%
Held to maturity	3,087.9	3,261.3	3,235.8	-0.8%	4.8%
Total Debt Securities	17,612.6	19,717.1	18,732.2	-5.0%	6.4%
Trading	1,111.4	1,485.6	1,625.0	9.4%	46.2%
Available for Sale	1,472.9	2,100.9	2,147.3	2.2%	45.8%
Total Equity Securities	2,584.3	3,586.5	3,772.3	5.2%	46.0%
Allowance for investment securities	(7.8)	(7.8)	(7.1)	-9.2%	-9.5%
Investment Securities, net	20,189.1	23,295.8	22,497.4	-3.4%	11.4%
Loans and financial leases:
Commercial loans	41,041.5	45,514.2	45,443.0	-0.2%	10.7%
Consumer loans	20,219.4	23,380.2	24,132.7	3.2%	19.4%
Microcredit loans	288.3	290.9	290.8	-0.1%	0.9%
Mortage loans	4,014.5	4,348.3	4,605.8	5.9%	14.7%
Financial leases	5,494.3	6,495.7	6,536.9	0.6%	19.0%
Allowance for loans and financiales lease losses	(2,342.3)	(2,545.6)	(2,673.5)	5.0%	14.1%
Loans and financial lease losses, net	68,715.7	77,483.8	78,335.7	1.1%	14.0%
Interest accrued on loans and financial leases	697.9	793.2	863.1	8.8%	23.7%
Allowance on Interest accrued on loans and financial lease	(67.6)	(77.2)	(85.1)	10.2%	25.8%
Interest accrued on loans and financial leases, net	630.2	716.0	778.0	8.7%	23.5%
Bankers' acceptances, spot transactions and derivatives	407.1	454.3	242.2	-46.7%	-40.5%
Accounts receivable, net	1,752.7	1,800.9	2,000.1	11.1%	14.1%
Property, plant and equipment, net	1,851.2	1,794.9	1,841.1	2.6%	-0.5%
Operating leases, net	335.3	375.7	363.7	-3.2%	8.5%
Foreclosed assets, net	71.3	92.0	85.6	-7.0%	20.0%
Prepaid expenses and deferred charges	1,831.1	1,961.7	2,019.0	2.9%	10.3%
Goodwill, net	2,930.3	2,842.5	2,881.6	1.4%	-1.7%
Other assets, net	1,141.7	1,128.6	1,367.8	21.2%	19.8%
Reappraisal of assets	2,347.0	2,317.8	2,492.7	7.5%	6.2%
Total Assets	114,640.9	127,663.0	128,353.2	0.5%	12.0%
Deposits:
Checking accounts	18,360.2	20,102.4	19,204.7	-4.5%	4.6%
Time deposits	25,337.8	26,865.0	27,994.1	4.2%	10.5%
Saving deposits	28,791.5	33,545.9	33,408.6	-0.4%	16.0%
Other	802.7	950.0	719.3	-24.3%	-10.4%
Total Deposits	73,292.2	81,463.3	81,326.8	-0.2%	11.0%
Bankers' acceptances, spot transactions and derivatives	348.7	410.0	267.4	-34.8%	-23.3%
Interbank borrowings and overnight funds	3,644.4	5,156.5	4,948.7	-4.0%	35.8%
Borrowings from banks and other	10,176.7	10,380.9	9,221.9	-11.2%	-9.4%
Accured interest payable	363.4	474.8	445.7	-6.1%	22.6%
Other accounts payable	3,225.0	3,005.3	3,450.2	14.8%	7.0%
Bonds	7,916.5	9,769.0	11,077.2	13.4%	39.9%
Estimated Liabilities	1,098.3	811.7	1,177.6	45.1%	7.2%
Other liabilities	1,416.4	1,700.6	1,591.1	-6.4%	12.3%
Total Liabilites excl. Minority Interest	101,481.5	113,172.2	113,506.5	0.3%	11.8%
Minority Interest	5,010.5	5,407.7	5,673.3	4.9%	13.2%
Shareholders' Equity	8,149.0	9,083.1	9,173.4	1.0%	12.6%
Subscribed and paid in capital	3,690.2	3,690.2	3,691.2	0.0%	0.0%
Retained Earnings	2,980.4	3,716.3	3,754.1	1.0%	26.0%
Equity surplus	1,478.4	1,676.6	1,728.1	3.1%	16.9%
Total Shareholders Equity and Minority Interest	13,159.5	14,490.8	14,846.8	2.5%	12.8%
Total Liabilities, shareholders' equity and minority interest	114,640.9	127,663.0	128,353.2	0.5%	12.0%

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Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Quarterly Consolidated Income Statement
Information in Ps. Billions				Change
				1Q 13 vs.	1Q 13 vs.
	1 Q 2012	4 Q 2012	1 Q 2013
				4 Q 12	1 Q 12
Interest Income:
Interest on loans	1,878.1	2,133.7	2,125.7	-0.4%	13.2%
Interest on investment securities	336.4	434.2	500.4	15.2%	48.7%
Interbank and overnight funds	53.4	56.6	54.0	-4.5%	1.2%
Financial leases	147.7	176.2	178.4	1.2%	20.8%
Total Interest Income	2,415.5	2,800.7	2,858.5	2.1%	18.3%
Interest expense:	-	-
Checking accounts	(32.3)	(43.1)	(39.7)	-7.9%	23.1%
Time deposits	(302.9)	(378.0)	(370.4)	-2.0%	22.3%
Saving deposits	(259.2)	(300.7)	(277.8)	-7.6%	7.2%
Total interest expense on deposits	(594.3)	(721.8)	(687.9)	-4.7%	15.7%
Interbank and overnight funds (expenses)	(44.0)	(54.2)	(39.7)	-26.7%	-9.6%
Borrowings from banks and others	(123.7)	(111.0)	(103.9)	-6.4%	-16.0%
Bonds	(128.9)	(154.4)	(150.7)	-2.4%	16.8%
Interest expense	(891.0)	(1,041.4)	(982.2)	-5.7%	10.2%
Net Interest Income	1,524.6	1,759.3	1,876.2	6.6%	23.1%
Provisions for loan and financial lease losses, accrued
interest and other receivables, net	(225.1)	(304.8)	(347.6)	14.0%	54.4%
Recovery of charged-off assets	34.2	34.5	29.7	-13.8%	-13.1%
Provision for investment securities, foreclosed assets and
other assets	(14.5)	(24.0)	(9.1)	-61.9%	-37.0%
Recovery of provisions for investments securities,
foreclosed assets and other assets	2.7	18.9	3.5	-81.7%	27.4%
Total provisions, net	(202.6)	(275.4)	(323.5)	17.5%	59.6%
Net interest income after provisions	1,322.0	1,483.9	1,552.7	4.6%	17.5%
Fees and other services income:
Commissions from banking services	325.2	362.6	354.3	-2.3%	9.0%
Branch network services	7.7	7.1	7.0	-0.4%	-8.7%
Credit card merchant fees	81.9	102.4	85.2	-16.8%	4.0%
Checking fees	18.3	17.5	15.8	-9.5%	-13.4%
Warehouse services	44.4	45.7	41.9	-8.3%	-5.7%
Fiduciary activities	42.8	46.8	53.4	14.2%	24.8%
Pension plan management	112.7	127.2	135.8	6.7%	20.4%
Other	41.5	47.4	46.8	-1.4%	12.8%
Total fees and other services income	674.5	756.7	740.2	-2.2%	9.7%
Fees and other services expenses	(106.5)	(123.2)	(120.3)	-2.4%	13.0%
Fees and other services income, net	568.1	633.4	619.9	-2.1%	9.1%
Other operating income:	-	-
Foreign exchange (losses) gains, net	(132.8)	(1.1)	116.4	-10946.8%	-187.7%
Gains (losses) on derivative operations, net	151.3	73.2	(38.8)	-152.9%	-125.6%
Gains on sales of investments in equity securities, net	9.7	0.5	0.7	19.8%	-93.2%
Dividend Income	62.7	4.9	180.7	3576.1%	188.1%
Other	48.8	49.0	43.5	-11.3%	-10.9%
Income from non-financial sector, net	100.7	104.5	109.6	4.9%	8.7%
Other operating income	240.4	231.1	412.0	78.3%	71.4%
Total operating income	2,130.4	2,348.4	2,584.6	10.1%	21.3%
Operating expenses:
Salaries and employee benefits	(460.8)	(498.0)	(507.5)	1.9%	10.1%
Bonus plan payments	(28.1)	(19.6)	(28.6)	46.1%	2.1%
Termination payments	(5.3)	(4.9)	(5.0)	1.6%	-5.9%
Administrative and other expenses	(629.2)	(770.1)	(680.1)	-11.7%	8.1%
Insurance on deposit, net	(45.1)	(46.8)	(50.5)	7.9%	12.1%
Charitable and other donation expenses	(1.3)	(6.6)	(1.0)	-84.2%	-22.3%
Depreciation	(70.7)	(78.2)	(74.2)	-5.1%	5.0%
Goodwill amortization	(21.1)	(22.3)	(25.3)	13.7%	19.8%
Operating expenses	(1,261.6)	(1,446.4)	(1,372.3)	-5.1%	8.8%
Net operating income	868.9	901.9	1,212.3	34.4%	39.5%
Non-operating income (expense):
Other income	192.3	320.3	104.7	-67.3%	-45.6%
Other expense	(77.9)	(29.4)	(42.3)	44.0%	-45.7%
Non-operating income/(expense), net	114.4	290.9	62.4	-78.6%	-45.5%
Income before income tax expense and minority interest	983.3	1,192.8	1,274.7	6.9%	29.6%
Income tax expense	(328.8)	(368.3)	(411.9)	11.8%	25.3%
Net Income before Minority interest	654.5	824.5	862.8	4.6%	31.8%
Income attributable to Minority Interest	274.4	336.7	357.5	6.2%	30.3%
Net Income attributable to Grupo Aval shareholders	380.1	487.9	505.3	3.6%	32.9%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel